UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Qualigen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74754R103

(CUSIP Number)

May 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74754R103	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GreenBlock Capital, LLC EIN: 47-1450130
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 811,431
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER 811,431
	8.	SHARED DISPOSITIVE POWER --

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 811,431
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage is calculated based upon total outstanding shares of 12,526,147, as of May 27, 2020.

CUSIP No. 74754R103	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY: Chris Spencer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 811,431
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER 811,431
	8.	SHARED DISPOSITIVE POWER --

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 811,431
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The percentage is calculated based upon total outstanding shares of 12,526,147, as of May 27, 2020.

CUSIP No. 74754R103	Page 4 of 7

Item 1. (a)	Name of Issuer:

Qualigen Therapeutics, Inc.

Item 1. (b)	Address of Issuer's Principal Executive Offices:

2042 Corte Del Nogal

Carlsbad, CA 92011

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by GreenBlock Capital, LLC (“GreenBlock”) and Chris Spencer (the “Manager”) with regard to common stock of Qualigen Therapeutics, Inc. (the ”Issuer”). GreenBlock is a single-member limited liability company organized under the laws of the State of Florida. The investments of GreenBlock are managed by the Manager. The Manager is also vested with the power to vote and to dispose or direct the disposition of the securities of the Issuer. As of the date of this report, the Manager has the sole power to vote and to dispose or direct the disposition of 811,431 shares of the Issuer’s common stock owned by GreenBlock.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

GreenBlock Capital, LLC

420 Royal Palm Way

Suite 100

Palm Beach, FL 33480

Chris Spencer

420 Royal Palm Way

Suite 100

Palm Beach, FL 33480

Item 2. (c)	Citizenship:

GreenBlock Capital, LLC

Florida

Chris Spencer

United States of America

Item 2. (d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2. (e)	CUSIP Number:

74754R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 74754R103	Page 5 of 7

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
GreenBlock Capital, LLC	811,431	6.5%	811,431	-	811,431	-
Chris Spencer	811,431	6.5%	811,431	-	811,431	-

* The percentage is calculated based upon total outstanding shares of 12,526,147, as of May 27, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74754R103	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020
GREENBLOCK CAPITAL, LLC

	By:	/s/ Chris Spencer
	Name:	Chris Spencer, Manager

CHRIS SPENCER

	By:	/s/ Chris Spencer
	Name:	Chris Spencer, Individually

CUSIP No. 74754R103	Page 7 of 7

Exhibit 1

Joint Filing Agreement Pursuant to Rule 12d-1

This Joint Filing Agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules promulgated thereunder may be filed on each of their behalf on Schedule 13G or 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 and hereby, being duly authorized, have executed this Joint Filing Agreement as of June 1, 2020.

Dated: June 1, 2020
GREENBLOCK CAPITAL, LLC

	By:	/s/ Chris Spencer
	Name:	Chris Spencer, Manager

CHRIS SPENCER

	By:	/s/ Chris Spencer
	Name:	Chris Spencer, Individually